FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

9 January 2009

Changes to the legal structure of Abbey and Alliance & Leicester

Further to the announcement on 17 December 2008, Abbey National plc (“Abbey”) has today increased its issued share capital. Banco Santander, S.A. has transferred its Alliance & Leicester plc (“A&L”) shares to Abbey in exchange for 12,631,375,230 Abbey ordinary shares of £0.10 per share. Accordingly, Abbey is now the immediate parent company of A&L.

- Ends -

Contacts

Matthew Young	(Communications Director, Abbey)	020 7756 4232
Anthony Frost	(Head of Corporate Communications, Abbey)	020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 9 January 2009	By / s / Scott Linsley (Authorised Signatory)